July 18, 2005

By Edgar Correspondence

Adam Halper

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, NW

Washington DC 20549-0303

Re:	Saba Software, Inc.

Registration Statement on Form S-3

Filed June 13, 2005

File No. 333-125778

Form 10-Q for fiscal quarter ended February 28, 2005

File No. 0-30221

Dear Mr. Halper:

We have set forth below our response to comment 5 (“Comment 5”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in the Staff’s letter dated July 13, 2005 (the “Comment Letter”), relating to our Registration Statement filed on Form S-3 and our Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2005 (the “Form 10-Q”). In order to adhere to the Staff’s deadline to respond to Comment 5 as it relates to our Form 10-Q, we are addressing Comment 5 immediately and will forward to the Staff a separate response letter addressing the other comments included in the Comment Letter.

We have reprinted Comment 5 from the Comment Letter above our response for your reference.

Form 10-Q for the fiscal quarter ended February 28, 2005

5. We note your statement that your chief executive officer and chief financial officer concluded your controls and procedures are effective “in timely alerting them to material information required to be included in this report.” This statement appears to be narrower than Rule 13a-15(e). Please advise whether your controls and procedures were effective under the definition of Rule 13a-15(e) and revise in future filings.

We supplementally advise the Staff that our controls and procedures were effective under the definition of Rule 13a-15(e). To the extent applicable to future periodic reports, we intend to include appropriate disclosure indicating that our controls and procedures were effective under the definition of Rule 13a-15(e).

If you have any questions concerning the matters referred to in this letter, please call the undersigned at (650) 581-2599.

Very truly yours,

/s/ Peter E. Williams III
Peter E. Williams III
Chief Financial Officer

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